[ChiquitaFyffes Limited Letterhead]

November 3, 2014

VIA EDGAR SUBMISSION

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited
Application for Withdrawal of Registration Statement on Form S-4
File No. 333-195564

Dear Mr. Field:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-195564), together with all exhibits thereto, initially filed on April 29, 2014, and as amended on June 12, 2014, July 8, 2014, July 18, 2014, July 22, 2014, July 24, 2014, and by post-effective amendments dated September 30, 2014, October 6, 2014, and October 8, 2014 (the “Registration Statement”), on the grounds such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registrant filed the Registration Statement with respect to the proposed issuance of its ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”) in connection with the Transaction Agreement, dated as of March 10, 2014, and amended as of September 25, 2014 (as amended, the “Transaction Agreement”), by and among Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), Fyffes plc, a public limited company organized under the laws of Ireland (“Fyffes”), the Registrant (formerly known as Twombly One Limited), CBII Holding Corporation, a Delaware corporation and wholly owned subsidiary of ChiquitaFyffes (“US Holdco”), and Chicago Merger Sub, Inc., a New Jersey corporation and wholly owned subsidiary of US Holdco (“Merger Sub”). On October 24, 2014, Chiquita and Fyffes provided to each other a notice of termination of the Transaction Agreement, as amended. On October 26, 2014, Chiquita entered into an Agreement and Plan of Merger with entities affiliated with the Cutrale Group and the Safra Group (“Cutrale/Safra”). Therefore, Chiquita will not proceed with the combination with Fyffes or with the registration and sale of Ordinary Shares as contemplated by the Transaction Agreement and the Registration Statement.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

November 3, 2014

No Ordinary Shares were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

[Signature Page Follows]

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

November 3, 2014

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact John Nelson at Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0607 or by email at john.nelson@skadden.com.

Very truly yours,
/s/ James E. Thompson
James E. Thompson
Secretary

cc:	Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP